UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 1)1

Bank of Marin Bancorp

(Name of Issuer)

Common Stock

(Title of Class of Securities)

063425102

(CUSIP Number)

STEVE WOLOSKY, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

April 5, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 063425102

1	NAME OF REPORTING PERSON

Gregory G. Kelly, Individually and as Co-Trustee of the Jon S. Kelly Administrative Trust (EIN: 85-6411453)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States; California
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,098,255
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

1,098,255
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,098,255
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.2%
14	TYPE OF REPORTING PERSON

Trust/IN

2

CUSIP No. 063425102

1	NAME OF REPORTING PERSON

Stephen Fleming, Individually and as Co-Trustee of the Jon S. Kelly Administrative Trust (EIN: 85-6411453)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States; California
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,098,255
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

1,098,255
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,098,255
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.2%
14	TYPE OF REPORTING PERSON

Trust/IN

3

CUSIP No. 063425102

1	NAME OF REPORTING PERSON

Scott G. Nichols, Individually and as Co-Trustee of the Jon S. Kelly Administrative Trust (EIN: 85-6411453)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States; California
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,098,255
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

1,098,255
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,098,255
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.2%
14	TYPE OF REPORTING PERSON

Trust/IN

4

CUSIP No. 063425102

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (“Amendment No. 1”). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

ITEM 4. PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended to add the following:

On April 5, 2021, the Trust delivered a letter to the Issuer (the “Nomination Notice”) nominating Sanjiv Sanghvi (the “Nominee”) for election to the Board of Directors at the Issuer’s 2021 annual meeting of shareholders (the “Annual Meeting”). The Nomination Notice also advised the Issuer, that the Trust intends to cumulate votes at the Annual Meeting in support of the election of the Nominee pursuant to Article II, Section 2.8 of the Issuer’s Bylaws, as amended. The Reporting Persons believe that the Nominee has the qualifications, experience and skill set necessary to serve as a director of the Issuer, as described below.

Sanjiv Sanghvi is a retired banking executive with over 30 years of experience in the banking industry. Mr. Sanghvi currently serves as a director on the Board of Advisors of Harris Freeman & Company Inc., the largest private label packer of tea in the United States and a global resource for tea, spices and flexible packaging.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The aggregate number and percentage of the outstanding shares of common stock beneficially owned by the Trust is 1,098,255 which represents 8.2% of the common stock of the Issuer as of the date hereof.

Accordingly, the Trust acts through a majority of the Co-Trustees, namely, Gregory G. Kelly, Stephen Fleming and Scott G. Nichols, as Co-Trustees of the Trust, have shared voting power and shared investment power with respect to the 1,098,255 shares of common stock owned by the Trust.

Except as disclosed on Schedule A attached hereto, during the past 60 days, neither the Trust nor any of the Co-Trustees have effected any transactions involving the common stock of the Issuer.

To the knowledge of the Trust and the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the 1,098,255 shares of common stock beneficially owned by the Trust.

Gregory G. Kelly, Stephen Fleming and Scott G. Nichols each disclaim any beneficial ownership, individually, of the common stock of the Issuer subject to this Schedule 13D except to the extent of their pecuniary interest therein.

5

CUSIP No. 063425102

SIGNATURE

After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 7, 2021	JON S. KELLY ADMINISTRATIVE TRUST

/s/ Gregory G. Kelly
Gregory G. Kelly, Individually and as Co-Trustee

/s/ Stephen Fleming
Stephen Fleming, Individually and as Co-Trustee

/s/ Scott G. Nichols
Scott G. Nichols, Individually and as Co-Trustee

6

CUSIP No. 063425102

SCHEDULE A

Transactions in the Securities of the Issuer During the Past Sixty (60) Days

Nature of the Transaction	Amount of Securities Purchased/(Sold)	Price ($)	Date of Purchase/Sale

The Jon S. Kelly ADMINISTRATIVE Trust

Sale of Common Stock[1]	(2,103)	37.20	02/08/2021
Sale of Common Stock[2]	(2,200)	37.32	02/09/2021
Sale of Common Stock[3]	(2,300)	37.61	02/10/2021
Sale of Common Stock[4]	(1,340)	36.70	02//11/2021
Sale of Common Stock[5]	(2,000)	36.73	02/12/2021
Sale of Common Stock	(20,000)	37.00	02/17/2021
Sale of Common Stock[6]	(4,000)	37.60	02/22/2021
Sale of Common Stock[7]	(4,089)	38.02	02/23/2021
Sale of Common Stock[8]	(17,000)	38.31	02/24/2021
Sale of Common Stock[9]	(3,900)	38.20	03/01/2021
Sale of Common Stock[10]	(2,100)	38.20	03/02/2021
Sale of Common Stock[11]	(6,400)	38.33	03/03/2021
Sale of Common Stock[12]	(2,800)	39.14	03/04/2021
Sale of Common Stock[13]	(7,200)	39.28	03/05/2021
Sale of Common Stock[14]	(11,800)	41.17	03/08/2021
Sale of Common Stock[15]	(5,517)	41.31	03/09/2021
Sale of Common Stock[16]	(5,200)	40.9855	03/10/2021
Sale of Common Stock[17]	(2,400)	40.62	03/11/2021
Sale of Common Stock[18]	(2,848)	41.46	03/12/2021
Sale of Common Stock[19]	(3,200)	40.15	03/15/2021
Sale of Common Stock[20]	(2,400)	39.78	03/16/2021
Sale of Common Stock[21]	(2,020)	40.10	03/17/2021
Sale of Common Stock[22]	(2,804)	40.60	03/18/2021
Sale of Common Stock[23]	(1,224)	40.27	03/19/2021
Sale of Common Stock[24]	(3,289)	40.19	03/22/2021
Sale of Common Stock	(1,000)	39.40	03/23/2021
Sale of Common Stock[25]	(5,000)	40.24	03/24/2021
Sale of Common Stock[26]	(5,000)	39.48	03/25/2021
Sale of Common Stock[27]	(8,008)	40.47	03/26/2021
Sale of Common Stock[28]	(1,033)	39.73	03/29/2021
Sale of Common Stock[29]	(4,000)	40.23	03/30/2021
Sale of Common Stock	(2,000)	39.75	04/01/2021

1 The price reported is a weighted average price. These shares were purchased in multiple transactions at prices ranging from $37.10 to $37.30 per share. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the range set forth in this footnote 1.

2 The price reported is a weighted average price. These shares were purchased in multiple transactions at prices ranging from $37.00 to $37.55 per share. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the range set forth in this footnote 2.

3 The price reported is a weighted average price. These shares were purchased in multiple transactions at prices ranging from $37.50 to $37.80 per share. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the range set forth in this footnote 3.

4 The price reported is a weighted average price. These shares were purchased in multiple transactions at prices ranging from $36.50 to $37.20 per share. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the range set forth in this footnote 4.

5 The price reported is a weighted average price. These shares were purchased in multiple transactions at prices ranging from $36.40 to $37.05 per share. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the range set forth in this footnote 5.

6 The price reported is a weighted average price. These shares were purchased in multiple transactions at prices ranging from $37.55 to $37.70 per share. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the range set forth in this footnote 6.

7 The price reported is a weighted average price. These shares were purchased in multiple transactions at prices ranging from $38.00 to $38.05 per share. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the range set forth in this footnote 7.

8 The price reported is a weighted average price. These shares were purchased in multiple transactions at prices ranging from $38.25 to $38.50 per share. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the range set forth in this footnote 8.

9 The price reported is a weighted average price. These shares were purchased in multiple transactions at prices ranging from $37.85 to $38.24 per share. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the range set forth in this footnote 9.

10 The price reported is a weighted average price. These shares were purchased in multiple transactions at prices ranging from $38.00 to $38.10 per share. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the range set forth in this footnote 10.

11 The price reported is a weighted average price. These shares were purchased in multiple transactions at prices ranging from $38.00 to $38.90 per share. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the range set forth in this footnote 11.

12 The price reported is a weighted average price. These shares were purchased in multiple transactions at prices ranging from $38.90 to $39.41 per share. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the range set forth in this footnote 12.

13 The price reported is a weighted average price. These shares were purchased in multiple transactions at prices ranging from $38.75 to $39.70 per share. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the range set forth in this footnote 13.

14 The price reported is a weighted average price. These shares were purchased in multiple transactions at prices ranging from $40.40 to $42.00 per share. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the range set forth in this footnote 14.

15 The price reported is a weighted average price. These shares were purchased in multiple transactions at prices ranging from $41.10 to $41.40 per share. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the range set forth in this footnote 15.

16 The price reported is a weighted average price. These shares were purchased in multiple transactions at prices ranging from $40.50 to $41.49 per share. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the range set forth in this footnote 16.

17 The price reported is a weighted average price. These shares were purchased in multiple transactions at prices ranging from $40.50 to $40.80 per share. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the range set forth in this footnote 17.

18 The price reported is a weighted average price. These shares were purchased in multiple transactions at prices ranging from $41.15 to $41.80 per share. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the range set forth in this footnote 18.

19 The price reported is a weighted average price. These shares were purchased in multiple transactions at prices ranging from $40.00 to $40.30 per share. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the range set forth in this footnote 19.

20 The price reported is a weighted average price. These shares were purchased in multiple transactions at prices ranging from $39.70 to $39.90 per share. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the range set forth in this footnote 20..

21 The price reported is a weighted average price. These shares were purchased in multiple transactions at prices ranging from $40.00 to $40.30 per share. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the range set forth in this footnote 21.

22 The price reported is a weighted average price. These shares were purchased in multiple transactions at prices ranging from $40.30 to $41.40 per share. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the range set forth in this footnote 22.

23 The price reported is a weighted average price. These shares were purchased in multiple transactions at prices ranging from $40.20 to $40.40 per share. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the range set forth in this footnote 23.

24 The price reported is a weighted average price. These shares were purchased in multiple transactions at prices ranging from $40.15 to $40.39 per share. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the range set forth in this footnote 24.

25 The price reported is a weighted average price. These shares were purchased in multiple transactions at prices ranging from $40.00 to $40.50 per share. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the range set forth in this footnote 25.

26 The price reported is a weighted average price. These shares were purchased in multiple transactions at prices ranging from $39.10 to $39.70 per share. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the range set forth in this footnote 26.

27 The price reported is a weighted average price. These shares were purchased in multiple transactions at prices ranging from $40.30 to $40.80 per share. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the range set forth in this footnote 27.

28 The price reported is a weighted average price. These shares were purchased in multiple transactions at prices ranging from $39.70 to $40.50 per share. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the range set forth in this footnote 28.

29 The price reported is a weighted average price. These shares were purchased in multiple transactions at prices ranging from $40.00 to $40.40 per share. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the range set forth in this footnote 29.